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Exhibit 12.1

Six Flags, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands, except ratios)
Earnings:
Income (loss) from continuing operations	$(39,924)	$(73,598)	$(70,224)	$(48,476)	$(62,058)	$4,245	$(67,717)
Income tax expense (benefit)	10,753	(606)	(5,607)	(21,899)	(28,564)	8,899	28,898
Interest expense	195,569	234,433	230,472	231,337	215,239	160,619	148,453
Early repurchase of debt	18,826	—	13,756	29,895	27,592	27,592	31,862
Minority interest	35,223	34,998	39,056	36,760	35,997	39,927	41,696
1/3 of rental expense	2,451	3,091	3,869	4,213	4,371	3,005	3,135

Adjusted earnings (loss)	$222,898	$198,318	$211,322	$231,920	$192,577	$244,287	$186,327

Fixed Charges:
Interest expense	$195,569	$234,433	$230,472	$231,337	$215,239	$160,619	$148,453
1/3 of rental expense	2,451	3,091	3,869	4,213	4,371	3,005	3,135

Total fixed charges	$198,020	$237,524	$234,341	$235,550	$219,610	$163,624	$151,588

Ratio of earnings to fixed charges	1.1x	0.8x	0.9x	1.0x	0.9x	1.5x	1.2x
Deficiency	$—	$39,206	$23,019	$3,630	$27,033	$—	$—

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Six Flags, Inc.